JACKSON
                                                 NATIONAL LIFE INSURANCE COMPANY
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Legal Department
Memorandum
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1 CORPORATE WAY, LANSING, MI 48951           P.O. BOX 24068 (48909-4068)
PHONE (517) 367-3835  FAX (517) 706-5517




DATE:             June 24, 2009

TO:               Ellen J. Sazzman
                  SENIOR COUNSEL
                  U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:             Anthony L. Dowling
                  ASSOCIATE GENERAL COUNSEL

RE: Response to Additional Comments to Registration Statement on Form N-4 File Nos: 333-155675 and 811-8664

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This  memorandum and the materials  supplied are in response to the comments you provided telephonically on June 1, 2009, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission (the "Commission" and the "Commission Staff", as appropriate), this memorandum quotes our understanding of each of your oral comments, followed respectively by narrative responses (in bold), including references to the corresponding Prospectus pages of Perspective Rewards (File Number 333-155675) provided electronically and in hard copy. Please provide us guidance if we misinterpreted the substance of your comments.

1.   COVER PAGE (P. 1)

     If you intend to rely on Rule 12h-7, then please add a statement to that affect.

     RESPONSE: THE FOLLOWING STATEMENT HAS BEEN ADDED.

     Jackson intends to rely on newly adopted SEC Rule 12h-7 to the extent it may be determined to be applicable to variable insurance products.


2.   GLOSSARY (P. 2)

     Please further clarify the definition of Completed Year, I.E., provide an example of premium payment made off-anniversary.

     RESPONSE: THE REQUESTED REVISION HAS BEEN MADE, AS REFLECTED IN THE FOLLOWING EXCERPT.

     COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment. Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years. If the premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year.


     If the premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first Contract Anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.

Ms. Ellen Sazzman
June 24, 2009
Page 2 of 3

3.   THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT (P. 15)

     Please add the following statement to this section: "Unlike the Separate Account, the General Account is not segregated or insulated from the claims of the insurance company's creditors. Investors are looking to the financial strength of the insurance company for its obligations under the Contract, including, for example, guaranteed minimum death benefits and guaranteed minimum withdrawal benefits."

     RESPONSE: THE STATEMENT HAS BEEN ADDED.


4.   WITHDRAWAL CHARGE (P. 32)

     Please disclose that the Contract Enhancement is considered earnings for tax purposes and for purposes of calculating the Earnings Protection Benefit.

     RESPONSE: THE REQUESTED REVISION HAS BEEN MADE, AS REFLECTED IN THE FOLLOWING EXCERPT.


     EARNINGS (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over premiums and Contract Enhancements that you have not previously withdrawn (referred to as remaining premiums and remaining Contract Enhancements, respectively) allocated to those accounts; Contract Enhancements, thus, are NOT considered earnings for purposes of calculating the withdrawal charge or free withdrawal amount described below. However, Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes. Contract Enhancements are also considered earnings for purposes of calculating the optional Earnings Protection Benefit (for more information about this endorsement, please see "Earnings Protection Benefit" beginning on page *.)



5.   CONTRACT ENHANCEMENT RECAPTURE CHARGE (P. 34)

     Please add the following statement to this section immediately under the Contract Enhancement Recapture Charge schedule: "The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement."

     RESPONSE: THE STATEMENT HAS BEEN ADDED.


6.   CONTRACT ENHANCEMENTS (PP. 45-46)

     a.   Please clarify the references to "recapture charge period."

          RESPONSE: TO BE CONSISTENT WITH OTHER REFERENCES IN THE REGISTRATION STATEMENT, WE HAVE CHANGED "RECAPTURE CHARGE PERIOD" TO "RECAPTURE CHARGE SCHEDULE."

     b. Please state somewhere in this section that both the recapture charge and the withdrawal charge can apply to the same withdrawal in some situations.

          RESPONSE: THE FOLLOWING STATEMENT HAS BEEN ADDED.

Ms. Ellen Sazzman
June 24, 2009
Page 3 of 3

          In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).


7.   CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES - APPENDIX B

     Please enhance the examples by adding dollar signs, dates, and the contract value amount after withdrawal, where applicable.

     RESPONSE: THE REQUESTED ENHANCEMENTS HAVE BEEN MADE.

                               PERSPECTIVE REWARDS

              FLEXIBLE PREMIUM FIXED AND VARIABLE DEFERRED ANNUITY

                                    ISSUED BY
             JACKSON NATIONAL LIFE INSURANCE COMPANY(R) AND THROUGH
                      JACKSON NATIONAL SEPARATE ACCOUNT - I

THE DATE OF THIS PROSPECTUS IS APRIL 6, 2009, which states the information about the separate account, the Contract, and Jackson National Life Insurance Company ("JacksonSM") you should know before investing. THIS PROSPECTUS PROVIDES A DESCRIPTION OF THE MATERIAL RIGHTS AND OBLIGATIONS UNDER THE CONTRACT. YOUR CONTRACT AND ANY ENDORSEMENTS ARE THE FORMAL CONTRACTUAL AGREEMENT BETWEEN YOU AND THE COMPANY. IT IS IMPORTANT THAT YOU READ THE CONTRACT AND ENDORSEMENTS, WHICH REFLECT STATE OR OTHER VARIATIONS. This information is meant to help you decide if the Contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about the separate account can be found in the statement of additional information ("SAI") dated April 6, 2009 that is available upon request without charge. To obtain a copy, contact us at our:


                   ANNUITY SERVICE CENTER
                   P.O. BOX 30314
                   LANSING, MICHIGAN 48909
                   1-800-873-5654
                   WWW.JACKSON.COM


This prospectus also describes a variety of optional features, not all of which may be available at the time you are interested in purchasing a Contract, as we reserve the right to prospectively restrict availability of the optional features. Broker-dealers selling the Contracts may limit the availability of an optional feature. Ask your representative about what optional features are or are not offered. If a particular optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse any premium payment. Please confirm with us or your representative that you have the most current prospectus and supplements to the prospectus that describe the availability and any restrictions on the optional features.

The expenses for this Contract generally are higher than those for a Contract without a Contract Enhancement, and in some cases the amount of a Contract Enhancement may be more than offset by those expenses. Please carefully consider the features of this Contract and the related expenses to determine whether they address your investment and insurance goals and your anticipated premium payments and withdrawals.

We offer other variable annuity products with different product features, benefits and charges. In some states, you may purchase the Contract through an automated electronic transmission/order ticket verification procedure. Ask your representative about availability and the details.


The SAI is incorporated by reference into this prospectus, and its table of contents begins on page 136. The prospectus and SAI are part of the registration statement that we filed with the Securities and Exchange Commission ("SEC") about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Jackson intends to rely on newly adopted SEC Rule 12h-7 to the extent it may be determined to be applicable to variable insurance products.


NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED THROUGH THIS PROSPECTUS DISCLOSURE. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE. WE DO NOT INTEND FOR THIS

                                    GLOSSARY

THESE TERMS ARE CAPITALIZED WHEN USED THROUGHOUT THIS PROSPECTUS BECAUSE THEY HAVE SPECIAL MEANING. IN READING THIS PROSPECTUS, PLEASE REFER BACK TO THIS GLOSSARY IF YOU HAVE ANY QUESTIONS ABOUT THESE TERMS.

ACCUMULATION UNIT - a unit of measure we use to calculate the value in an Investment Division prior to the Income Date.

ANNUITANT - the natural person on whose life annuity payments for this Contract are based. The Contract allows for the naming of joint Annuitants. Any reference to the Annuitant includes any joint Annuitant.

ANNUITY UNIT - a unit of measure we use in calculating the value of a variable annuity payment on and after the Income Date.

BENEFICIARY - the natural person or legal entity designated to receive any Contract benefits upon the Owner's death. The Contract allows for the naming of multiple Beneficiaries.


COMPLETED YEAR - the succeeding twelve months from the date on which we receive a premium payment. Completed Years specify the years from the date of receipt of the premium and does not refer to Contract Years. If the premium receipt date is on the Issue Date of the Contract then Completed Year 0-1 does not include the first Contract Anniversary. The first Contract Anniversary begins Completed Year 1-2 and each successive Completed Year begins with the Contract Anniversary of the preceding Contract Year.

If the premium receipt date is other than the Issue Date or a subsequent Contract Anniversary, there is no correlation of the Contract Anniversary date and Completed Years. For example, if the issue date is January 15, 2010 and a premium payment is received on February 28, 2010 then, although the first Contract Anniversary is January 15, 2011, the end of Completed Year 0-1 for that premium payment would be February 27, 2011 and February 28, 2011 begins Completed Year 1-2.


CONTRACT - the individual deferred variable and fixed annuity contract and any optional endorsements you may have selected.

CONTRACT ANNIVERSARY - each one-year anniversary of the Contract's Issue Date.

CONTRACT ENHANCEMENT - a credit that we will make to each premium payment you make.

CONTRACT MONTH - the period of time between consecutive monthly anniversaries of the Contract's Issue Date.

CONTRACT MONTHLY ANNIVERSARY - each one-month anniversary of the Contract's Issue Date.

CONTRACT  QUARTER  -  the  period  of  time  between   consecutive   three-month
anniversaries of the Contract's Issue Date.

CONTRACT QUARTERLY ANNIVERSARY - each three-month anniversary of the Contract's Issue Date.

CONTRACT VALUE - the sum of the allocations between the Contract's Investment Divisions, Fixed Account and Guaranteed Minimum Withdrawal Benefit (GMWB) Fixed Account.

CONTRACT YEAR - the succeeding twelve months from a Contract's Issue Date and every anniversary.

EXCESS INTEREST ADJUSTMENT - an adjustment to the Contract Value allocated to the Fixed Account that is withdrawn, transferred, or annuitized before the end of the period.

FIXED ACCOUNT - part of our General Account to which the Contract Value you allocate is guaranteed to earn a stated rate of return over the specified period.

FIXED ACCOUNT CONTRACT VALUE - the sum of the allocations between the Contract's Fixed Account Options.

FIXED ACCOUNT OPTION - a Contract option within the Fixed Account for a specific period under which a stated rate of return will be credited.

GENERAL ACCOUNT - the General Account includes all our assets, including any Contract Value allocated to the Fixed Account and the GMWB Fixed Account, which are available to our creditors.

GOOD ORDER - when our administrative requirements are met for any requested action or change, including that we have received sufficient supporting documentation.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB) FIXED ACCOUNT - part of our General Account to and from which, if you elect the LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB, automatic transfers of your Contract Value may be required according to non-discretionary formulas. The Contract Value allocated to the GMWB Fixed Account will earn a stated rate of return over a specified period.

GMWB FIXED ACCOUNT CONTRACT VALUE - the sum of the allocation to the Contract's GMWB Fixed Account.

INCOME DATE - the date on which you begin receiving annuity payments.

ISSUE DATE - the date your Contract is issued.

INVESTMENT DIVISION - one of multiple variable options of the Separate Account to allocate your Contract's value, each of which exclusively invests in a different available Fund. The Investment Divisions are called variable because the return on investment is not guaranteed.

JACKSON, JNL, WE, OUR, OR US - Jackson National Life Insurance Company. (We do not capitalize "we," "our," or "us" in the prospectus.)

OWNER, YOU OR YOUR - the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize "you" or "your" in the prospectus.) Any reference to the Owner includes any joint Owner.

SEPARATE ACCOUNT - Jackson National Separate Account - I. The Separate Account is divided into sub-accounts generally referred to as Investment Divisions.

SEPARATE ACCOUNT CONTRACT VALUE - the sum of the allocations between the Contract's Investment Divisions.

Your Contract is a contract between you, the Owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit. Purchases under tax-qualified plans should be made for other than tax deferral reasons. Tax-qualified plans provide tax deferral that does not rely on the purchase of an annuity contract. We will not issue a Contract to someone older than age 85. Optional benefits may have different requirements, as noted.

Your Contract Value may be allocated to:

* our Fixed Account, as may be made available by us, or as may be otherwise limited by us,

* our GMWB Fixed Account (only if the optional LifeGuard Select GMWB or LifeGuard Select with Joint Option GMWB are elected), as may be made available by us, or as may be otherwise limited by us, or to

*    Investment  Divisions  of the Separate  Account  that invest in  underlying
     Funds.

Your Contract, like all deferred annuity contracts, has two phases:

*    the ACCUMULATION PHASE, when you make premium payments to us, and

*    the INCOME PHASE, when we make income payments to you.

As the Owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment (there is an assignment form). We reserve the right to refuse an assignment, and an assignment may be a taxable event. Your ability to change ownership is limited on Contracts with one of the For Life GMWBs. Please contact our Annuity Service Center for help and more information.

The Contract is a flexible premium fixed and variable deferred annuity and may be issued as either an individual or a group contract. Contracts issued in your state may provide different features and benefits than those described in this prospectus. This prospectus provides a description of the material rights and obligations under the Contract. Your Contract and any endorsements are the formal contractual agreement between you and the Company. In those states where Contracts are issued as group contracts, references throughout the prospectus to "Contract(s)" shall also mean "certificate(s)."

                                     JACKSON

We are a stock life insurance company organized under the laws of the state of Michigan in June 1961. Our legal domicile and principal business address is 1 Corporate Way, Lansing, Michigan 48951. We are admitted to conduct life insurance and annuity business in the District of Columbia and all states except New York. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each Owner, the number and type of Contracts issued to each Owner and records with respect to the value of each Contract.

We are working to provide documentation electronically. When this program is available, we will, as permitted, forward documentation electronically. Please contact us at our Annuity Service Center for more information.

                    THE FIXED ACCOUNT AND GMWB FIXED ACCOUNT


CONTRACT VALUE ALLOCATED TO THE FIXED ACCOUNT AND/OR THE GMWB FIXED ACCOUNT WILL BE PLACED WITH OTHER ASSETS IN OUR GENERAL ACCOUNT. UNLIKE THE SEPARATE ACCOUNT, THE GENERAL ACCOUNT IS NOT SEGREGATED OR INSULATED FROM THE CLAIMS OF THE INSURANCE COMPANY'S CREDITORS. INVESTORS ARE LOOKING TO THE FINANCIAL STRENGTH OF THE INSURANCE COMPANY FOR ITS OBLIGATIONS UNDER THE CONTRACT, INCLUDING, FOR EXAMPLE, GUARANTEED MINIMUM DEATH BENEFITS AND GUARANTEED MINIMUM WITHDRAWAL BENEFITS. THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT ARE NOT REGISTERED

WITH THE SEC, AND THE SEC DOES NOT REVIEW THE INFORMATION WE PROVIDE TO YOU ABOUT THEM. DISCLOSURES REGARDING THE FIXED ACCOUNT AND THE GMWB FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO THE GENERAL PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES. BOTH THE AVAILABILITY OF, AND TRANSFERS INTO AND OUT OF, THE FIXED ACCOUNT (WHICH CONSISTS OF FIXED ACCOUNT OPTIONS) AND THE GMWB FIXED ACCOUNT MAY BE SUBJECT TO CONTRACTUAL AND ADMINISTRATIVE REQUIREMENTS. FOR MORE INFORMATION, PLEASE SEE THE APPLICATION, CHECK WITH THE REGISTERED REPRESENTATIVE HELPING YOU TO PURCHASE THE CONTRACT, OR CONTACT US AT OUR ANNUITY SERVICE CENTER.


THE FIXED ACCOUNT

FIXED ACCOUNT OPTIONS. Each Fixed Account Option offers a base interest rate that we established and will credit to your Contract Value in the Fixed Account for a specified period (currently, one, three, five or seven years), subject to availability (and we reserve the right, in our sole discretion, to limit or suspend availability of the Fixed Account Options), so long as the Contract Value in the Fixed Account Options is not withdrawn, transferred, or annuitized until the end of the specified period. The base interest rate is subject to your Contract's Fixed Account minimum interest rate, which will be 2% a year, credited daily, during the first ten Contract Years and 3% a year, credited daily, afterwards. Subject to this minimum requirement, we may declare different base interest rates at different times.

An Excess Interest Adjustment may apply to amounts withdrawn, transferred or annuitized from a Fixed Account Option prior to the end of the specified period. The Excess Interest Adjustment reflects changes in the level of interest rates since the beginning of the Fixed Account Option period. The Excess Interest
Adjustment is based on the relationship of the current new business interest rate to the guaranteed base interest rate being credited to the Fixed Account Option. The current new business interest rate used for this comparison is the base interest rate available on a new Fixed Account Option of the same duration, increased by 0.50%. Generally, the Excess Interest Adjustment will increase the Fixed Account Option Value when current new business rates are lower than the rate being credited and will decrease the Fixed Account Option Value when current new business rates are higher than the rate being credited.

There will be no Excess Interest Adjustment when the current new business interest rate (after adjustment for the 0.50% bias) is greater than the guaranteed base interest rate by less than 0.50%. This restriction avoids decreases in the Fixed Account Option Value in situations where the general level of interest rates has declined but the bias results in a current new business interest rate that is higher than the guaranteed base interest rate.

Also, there is no Excess Interest Adjustment on: the one-year Fixed Account Option; death benefit proceed payments; payments pursuant to a life contingent income option or an income option resulting in payments spread over at least five years; amounts withdrawn for Contract charges; and free withdrawals. In no event will a total withdrawal from the Fixed Account Options be less than the Fixed Account minimum value.

Whenever a specified period ends, you will have 30 days to transfer or withdraw the Contract Value in the Fixed Account Option, and there will not be an Excess Interest Adjustment. If you do nothing, then after 30 days, the Contract Value that remains in that Fixed Account Option will be subject to another specified period of the same duration, subject to availability, and provided that that specified period will not extend beyond the Income Date. Otherwise, the next closest specified period, or the one-year Fixed Account Option (if there is one year or less until the Income Date), will apply.

You may allocate premiums to the one-year Fixed Account Option, but we may require that the amount in the one-year Fixed Account Option (including any Contract Enhancement) be automatically transferred on a monthly basis in equal installments to your choice of Investment Division within 12 months of the date we received the premium, so that at the end of the period, all amounts in the one-year Fixed Account Option will have been transferred. The amount will be determined based on the amount allocated to the one-year Fixed Account Option and the base interest rate. Charges, withdrawals and additional transfers taken from the one-year Fixed Account Option will shorten the length of time it takes to deplete the account balance. These automatic transfers will not count against the 15 free transfers in a Contract year.

If your Contract Value were ever to become insufficient to pay this charge, your Contract would terminate without value.

ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $35 annual contract maintenance charge on the Contract Anniversary of the Issue Date. We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. The annual contract maintenance charge will be assessed on the Contract Anniversary or upon full withdrawal and generally is taken from the Investment Divisions, the Fixed Account and the GMWB Fixed Account based on the proportion their respective value bears to the Contract Value. We will not deduct this charge if, when the deduction is to be made, the value of your Contract is $50,000 or more.

ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the Accumulation Units and Annuity Units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Fixed Account or the GMWB Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account.

TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a Contract Year. This charge is deducted from the amount that is transferred prior to the allocation to a different Investment Division or the Fixed Account, as applicable. We waive the transfer charge in connection with Dollar Cost Averaging, Earnings Sweep, Rebalancing transfers and any transfers we require, and we may charge a lesser fee where required by state law.

WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

     * PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least nine years without being withdrawn), PLUS


     * EARNINGS (excess of your Contract Value allocated to the Investment Divisions, the Fixed Account and the GMWB Fixed Account over premiums and Contract Enhancements that you have not previously withdrawn (referred to as remaining premiums and remaining Contract Enhancements, respectively) allocated to those accounts; Contract Enhancements, thus, are NOT considered earnings for purposes of calculating the withdrawal charge or free withdrawal amount described below. However, Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes. Contract Enhancements are also considered earnings for purposes of calculating the optional Earnings Protection Benefit (for more information about this endorsement, please see "Earnings Protection Benefit" beginning on page *.)


     * during each Contract Year 10% OF PREMIUM (subject to certain exclusions) that would otherwise incur a withdrawal charge, be subject to a Contract Enhancement recapture charge, or be reduced by an Excess Interest Adjustment, and that has not been previously withdrawn (this can be withdrawn at once or in segments throughout the Contract Year), MINUS earnings (required minimum distributions will be counted as part of the free withdrawal amount).

WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

     *    withdrawals in excess of the free withdrawal amounts, or

     * withdrawals under a tax-qualified Contract that exceed its required minimum distributions, or

     * withdrawals in excess of the free withdrawal amounts to meet the required minimum distribution of a tax-qualified Contract purchased with contributions from a nontaxable transfer, after the Owner's death, of an Individual Retirement Annuity (IRA), or to meet the required minimum distribution of a Roth IRA annuity, or availability in your state. This charge continues if you transfer ownership of the Contract to someone who would not have been eligible for the Earnings Protection Benefit upon application (age 75 or younger), even though the benefit is not payable. If your spouse elects to continue the Contract under the Special Spousal Continuation Option, the charge will continue to be assessed unless your spouse elects to discontinue the Earnings Protection Benefit, at which time the charge will cease. We stop deducting this charge on the date you annuitize.


CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you make a partial or total withdrawal from your Contract in the first nine years since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the Contract Enhancements that we credited to your Contract based on your premiums. The recapture charge is applied to withdrawals of Contract Value when: the Contract is returned during the free look period; withdrawals are in excess of the free withdrawal amounts; withdrawals exceed the required minimum distributions of the Internal Revenue Code; there is a total withdrawal; there is a total withdrawal due to annuitizing the Contract and the corresponding Income Date is within the recapture charge schedule (see Example 3 in Appendix B). The recapture charge schedule is based on Completed Years and the amounts of these charges are as follows:


CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS)


Completed Years Since

  Receipt of Premium           0-1     1-2      2-3     3-4     4-5     5-6    6-7     7-8     8-9     9+
Recapture Charge                6%    5.50%    4.50%     4%    3.50%    3%      2%     1%     0.50%     0

The above specified recapture charge percentages apply in all circumstances, whether the Contract Enhancement is 6% at the time of the premium payment, or includes the additional 2%. Therefore, the recapture charge percentage is not higher for premium payments that receive the 8% Contract Enhancement than those that receive the 6% Contract Enhancement. If you return your Contract during the free look period, however, the entire amount of any Contract Enhancement will be recaptured.

THE SEPARATE ACCOUNT HAS FILED AN APPLICATION WITH THE SECURITIES AND EXCHANGE COMMISSION TO OBTAIN REQUIRED AUTHORITY TO IMPOSE THE CONTRACT ENHANCEMENTS RECAPTURE CHARGE. IN NO EVENT WILL CONTRACT ENHANCEMENTS BE RECAPTURED UNTIL THE APPROVAL IS RECEIVED.


We expect to make a profit on the recapture charge, and examples in Appendix B may assist you in understanding how the recapture charge works. However, we do not assess the recapture charge on any amounts paid out as:

     *    death benefits;

     *    withdrawals taken under the free withdrawal provision;

     * withdrawals necessary to satisfy the required minimum distribution of the Internal Revenue Code (but if the requested withdrawal exceeds the required minimum distribution, then the entire withdrawal will be assessed the applicable recapture charge);

     * if permitted by your state, additional withdrawals of up to $250,000 from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur a terminal illness or if you need extended hospital or nursing home care as provided in your Contract; or

     * if permitted by your state, additional withdrawals of up to 25% (12 1/2% for each of two joint Owners) of your Contract Value from the Separate Account, the Fixed Account Options (subject to certain exclusions) and the GMWB Fixed Account if you incur certain serious medical conditions specified in your Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT WITH 5-YEAR STEP-UP CHARGE ("SAFEGUARD MAX"). If you select the Guaranteed Minimum Withdrawal Benefit With 5-Year Step-Up, in most states you will pay 0.1125% of the GWB each Contract Quarter (0.45% annually). IN WASHINGTON STATE, you pay the charge, currently 0.0375% of the GWB (0.45% annually), each Contract Month. IN WASHINGTON STATE, we will waive the charge at the end of a Contract Month to the extent that the charge exceeds the amount of your Contract Value

Although more than 18 Investment Divisions, the Fixed Account and the GMWB Fixed Account are available under your Contract, you may not allocate your Contract Values among more than 18 at any one time. Additionally, you may not CHOOSE to allocate your premiums to the GMWB Fixed Account; however, Contract Value may be automatically allocated to the GMWB Fixed Account according to non-discretionary formulas if you have purchased the optional LifeGuard Select GMWB or the LifeGuard Select with Joint Option GMWB. For more detailed information regarding LifeGuard Select, please see "For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 87. For more detailed information regarding LifeGuard Select with Joint Option, please see "Joint For Life Guaranteed Minimum Withdrawal Benefit With Bonus, Guaranteed Withdrawal Balance Adjustment and Annual Step-Up Endorsement" beginning on page 100.


We will issue your Contract and allocate your first premium within two business days (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).


CONTRACT ENHANCEMENTS. We will add a Contract Enhancement to the Owner's Contract Value for the initial premium payment, and for each subsequent premium payment received prior to the first Contract Anniversary following the Owner's 85th birthday. Premium payments will not be accepted on or after the first Contract Anniversary following the Owner's 85th birthday. If the Owner is age 85 at issue, premium payments will not be accepted on or after the first Contract Anniversary. The Contract Enhancement is equal to 6% of the premium payment if the adjusted premium, as defined below, is less than $100,000 at the time the premium payment is received. The Contract Enhancement is equal to 8% of the premium payments if adjusted premium is greater than or equal to $100,000 at the time the premium payment is received. The adjusted premium is determined at the time each premium payment is processed and is equal to (a) the sum of all premium payments processed prior to the receipt of the current premium payment plus the current premium payment less (b) the sum of all partial withdrawals processed prior to the receipt of the current premium payment (including any
applicable   withdrawal   charges,   recapture  charges  and  other  charges  or
adjustments to such withdrawals). During the first Contract Year only, at the time that a subsequent premium payment is received that causes the adjusted premium to equal or exceed $100,000 when it was less than $100,000 before the receipt of the premium payment, a retroactive Contract Enhancement will be added to the Contract Value equal to 2% of any previous premium payment for which a 6% Contract Enhancement was credited and for which no 2% retroactive Contract Enhancement has already been added. The Contract Enhancement will be applied as of the date of the subsequent premium payment and there will be no adjustments to previous Contract Values.

For example, if the initial premium payment is equal to $50,000, then the initial adjusted premium is equal to $50,000 and the Contract Enhancement credited to the contract value is equal to 6% (since the adjusted premium is less than $100,000) of the initial premium payment (.06*$50,000 = $3,000). If a withdrawal equal to $25,000 is taken at the end of the third Contract Month and a premium payment equal to $75,000 is made at the end of the sixth Contract Month, then the adjusted premium at the time the $75,000 subsequent premium payment is received is equal to the initial premium less the withdrawal plus the subsequent premium payment ($50,000 - $25,000 + $75,000 = $100,000). The
Contract Enhancement credited to the contract value at the time of the subsequent premium payment is equal to 8% (since the adjusted premium is equal to or greater than $100,000) of the subsequent premium payment plus the retroactive Contract Enhancement of 2% of the initial premium payment (.08*$75,000 + .02*$50,000 = $7,000). (Please also see Example 2 in Appendix B.)


We will impose a Contract Enhancement recapture charge if you


     * make a total withdrawal within the recapture charge schedule or a partial withdrawal within the recapture charge schedule in excess of the free withdrawals permitted by your Contract,

     * elect to receive payment under an income option (see Example 3 in Appendix B)(for more information about these income options, see "INCOME PAYMENTS (THE INCOME PHASE)" beginning on page 114) within the recapture charge schedule, or

     * return your Contract during the Free Look period. (If you return your Contract during the Free Look period, the entire amount of any Contract Enhancement will be recaptured.)


The Recapture Charge Schedule can be found on page 34 of this prospectus. We will not impose the Contract Enhancement recapture charge if your withdrawal is made for certain health-related emergencies (see "Waiver of Withdrawal and Recapture Charges for Certain Emergencies" on page 50 for more information), withdrawals of earnings, withdrawals in accordance with the free withdrawal provision, amounts paid out as death benefits or to satisfy required minimum distributions of the Internal Revenue Code. For purposes of the recapture charge, we treat withdrawals as coming first from earnings; second from the oldest remaining premium, based on the completed years (12 months) since the receipt of premiums; and third from Contract Enhancements. (See example 2 in Appendix B for an illustration.) If the withdrawal requested exceeds the required minimum distribution, the recapture charge will be charged on the entire withdrawal amount. We expect to make a profit on these charges for the Contract Enhancements. Examples in Appendix B may assist you in understanding how recapture charges for the Contract Enhancements work. In certain situations, both a recapture charge and a withdrawal charge will be charged on your withdrawal amount (see examples 1 and 2 in Appendix B).

THE SEPARATE ACCOUNT HAS FILED AN APPLICATION WITH THE SECURITIES AND EXCHANGE COMMISSION TO OBTAIN REQUIRED AUTHORITY TO IMPOSE CONTRACT ENHANCEMENTS RECAPTURE CHARGES. IN NO EVENT WILL CONTRACT ENHANCEMENTS BE RECAPTURED UNTIL THE APPROVAL IS RECEIVED.


Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any increase in value attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the Contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, certain Contract charges, including a higher mortality and expense risk charge than would be charged under a similar contract without a Contract Enhancement, are assessed based on the total Contract Value. In some cases, the amount of a Contract Enhancement may be more than offset by those charges. Accordingly, it is possible that upon surrender, you will receive less money back than you would have if you had purchased a similar contract without a Contract Enhancement. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge and the mortality and expense risk charge.

CAPITAL PROTECTION PROGRAM. If you select our Capital Protection Program at issue, we will allocate enough of your premium to the Fixed Account you select to assure that the amount so allocated will equal, at the end of a selected period of 1, 3, 5, or 7 years, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Fixed Account value is surrendered or transferred before the end of the selected guaranteed period, the value at the end of that period will not equal the original premium. This program is available only if Fixed Account Options are available. There is no charge for the Capital Protection Program. You should consult your Jackson representative with respect to the current availability of Fixed Account Options, their limitations, and the availability of the Capital Protection Program.

For an example of capital protection, assume you made a premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the three-year guaranteed period was 3% per year. We would allocate $9,152 to that Guarantee Period because $9,152 would increase at that interest rate to $10,000 after three years, assuming no withdrawals are taken. The remaining $848 of the payment and the $600 Contract Enhancement would be allocated to the Investment Division(s) you selected.

Alternatively, assume you made a premium payment of $10,000 and were credited a $600 Contract Enhancement when the interest rate for the 7-year period was 6.75% per year. Jackson would allocate $6,331 to that Guarantee Period because $6,331 will increase at that interest rate to $10,000 after 7 years. The remaining $3,669 of the payment and the $600 Contract Enhancement will be allocated to the Investment Division(s) you selected.

Thus, as these examples demonstrate, the shorter Guarantee Periods require allocation of substantially all your premium to achieve the intended result. In each case, the results will depend on the interest rate declared for the Guarantee Period.

                                       B-1
                                   APPENDIX B

            CONTRACT ENHANCEMENT RECAPTURE CHARGE PROSPECTUS EXAMPLES


Example 1 illustrates the application of the Contract Enhancement to a Contract with a single premium payment and the application of withdrawal charges and recapture charges upon a partial withdrawal when earnings exceed 10% of remaining premium (and, therefore, there is no free withdrawal). The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings.

Example 2 illustrates the application of the Contract Enhancement for a Contract with multiple premium payments in which the second premium causes the adjusted premium to exceed $100,000 and the application of the withdrawal charges and recapture charges upon a partial withdrawal when there are no earnings. The withdrawal charges and recapture charges are applied only to the withdrawal in excess of earnings and the free withdrawal, first to the premium with the lowest withdrawal charges and recapture charges and last to the premium with the highest withdrawal charges and recapture charges.

Example 3 illustrates the application of the Contract Enhancement to a Contract with a single premium payment and the application of recapture charges when a contract is annuitized and the corresponding Income Date is within the recapture charge schedule (please see the Recapture Charge Schedule on page 33 of this prospectus).


------------------------------------------------------------------------------------------------------------------------------------
EXAMPLE 1
------------------------------------------------------------------------------------------------------------------------------------

           10/1/2008
         $100,000.00 : Premium
         $100,000.00 : Adjusted Premium (equal to Premium)
               8.00% : Contract Enhancement Percentage
           $8,000.00 : Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
               5.50% : Withdrawal Charge Percentage for Completed Year 3-4 (WC%)
               4.00% : Recapture Charge Percentage for Completed Year 3-4 (RC%)
               5.50% : Hypothetical Net Return


AT END OF YEAR 4

           9/30/2012
         $133,793.06 : Contract Value at end of Year 4
         $100,000.00 : Net Withdrawal requested



          $25,793.06 : Earnings (Contract Value ($133,793.06) less Premium ($100,000) less Contract Enhancement ($8,000))
          $81,996.62 : Total Premium withdrawn is computed as the difference between the Net Withdrawal requested ($100,000), minus
                       Earnings ($25,793.06) that are presumed to be withdrawn first and without charges, plus the Withdrawal Charge
                       ($4,509.81) and Recapture Charge ($3,279.87) that is imposed on the withdrawal of premium




         $100,000.00 : Net Withdrawal
           $4,509.81 : Withdrawal Charge: $81,996.62 multiplied by WC% (5.50%)
           $3,279.87 : Recapture Charge: $81,996.62 multiplied by RC% (4.00%)
            --------
         $107,789.68 : Total Withdrawal (total amount deducted from the contract value)

          $26,003.38 : Contract Value after Total Withdrawal ($133,793.06 less $107,789.68)
           ---------


                                      B-1

------------------------------------------------------------------------------------------------------------------------------------
EXAMPLE 2
------------------------------------------------------------------------------------------------------------------------------------
           10/1/2008

          $50,000.00 : Premium 1
          $50,000.00 : Adjusted Premium (equal to Premium 1)
               6.00% : Contract Enhancement Percentage
           $3,000.00 : Contract Enhancement (Premium ($50,000) multiplied by the Contract Enhancement Percentage (6.00%))
               6.00% : Withdrawal Charge Percentage for Completed Year 2-3 (WC%1)
               4.50% : Recapture Charge Percentage for Completed Year 2-3 (RC%1)

           12/1/2008

          $75,000.00 : Premium 2
         $125,000.00 : Adjusted Premium (Premium 1 plus Premium 2)(exceeds $100,000 so a retroactive 2% Contract Enhancement is applicable to the prior $50,000 Premium)

               8.00% : Contract Enhancement Percentage

           $7,000.00 : Contract Enhancement including retroactive 2% for Premium that previously received a 6% Contract Enhancement
                       [(Premium 2 ($75,000) multiplied by 8% = $6,000) plus (Premium 1 ($50,000) multiplied by 2% = $1,000)]
               7.00% : Withdrawal Charge Percentage for Completed Year 1-2 (WC%2)
               5.50% : Recapture Charge Percentage for Completed Year 1-2 (RC%2)
               0.00% : Hypothetical Net Return


           11/1/2010

         $135,000.00 : Contract Value
          $75,000.00 : Net Withdrawal Requested



                0.00 : Earnings (Contract Value ($135,000) less Premiums ($125,000) less Contract Enhancements ($10,000))
          $12,500.00 : Amount available for withdrawal under the free withdrawal provision [(Premium ($125,000) multiplied by
                       10%) less Earnings ($0.00)]
          $50,000.00 : Total Premium 1 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal
                       ($12,500), plus the Withdrawal Charge from Premium 1 ($3,000.00) and Recapture Charge from Premium 1
                       ($2,250.00) that is imposed on the withdrawal of premium.  (The computed total premium withdrawn is capped at the amount of the premium, which is $50,000 in this example.)
          $44,750.00 : Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge (Total Premium 1 withdrawn ($50,000)
                       less the Withdrawal Charge from Premium 1($3,000) less the Recapture Charge from Premium 1 ($2,250))
          $20,285.71 : Total Premium 2 withdrawn is computed as the difference between the Net Withdrawal requested ($75,000), minus Earnings ($0.00) that are presumed to be withdrawn first and without charges, minus the free withdrawal
                       ($12,500), minus Premium 1 withdrawn not including Withdrawal Charge and Recapture Charge ($44,750), plus the
                       Withdrawal Charge from Premium 2 ($1,420.00) and the Recapture Charge from Premium 2 ($1,115.71) that is imposed on the withdrawal of premium


                                      B-2


          $75,000.00 : Net Withdrawal
            3,000.00 : Withdrawal Charge from Premium 1: $50,000 multiplied by RC%2 (6.00%)
            2,250.00 : Recapture Charge from Premium 1: $50,000 multiplied by RC%2 (4.50%)
            1,420.00 : Withdrawal Charge from Premium 2: $20,285.71 multiplied by RC%2 (7.00%)
            1,115.71 : Recapture Charge from Premium 2: $20,285.71 multiplied by RC%2 (5.50%)
            --------
          $82,785.71 : Total Withdrawal (total amount deducted from the contract value)

          $52,214.29: Contract Value after Total Withdrawal ($135,000.00 less $82,785.71)


------------------------------------------------------------------------------------------------------------------------------------

EXAMPLE 3

------------------------------------------------------------------------------------------------------------------------------------

           10/1/2008
         $100,000.00 : Premium
         $100,000.00 : Adjusted Premium (equal to Premium)
               8.00% : Contract Enhancement Percentage
           $8,000.00 : Contract Enhancement (Premium ($100,000) multiplied by the Contract Enhancement Percentage (8.00%))
               4.00% : Recapture Charge Percentage for Completed Year 3-4 (RC%)
               5.50% : Hypothetical Net Return

AT END OF YEAR 4
           9/30/2012
         $133,793.06 : Contract Value at end of Year 4
           $4,000.00 : Recapture Charge when the Income Date is at the end of Year 4: Premium ($100,000) multiplied by RC% (4.00%)
         $129,793.06 : Contract Value to be annuitized (Contract Value less Recapture Charge on the Income Date)


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


                                      B-3